UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): January 30, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**100 Colonial Bank Blvd.
Montgomery, Alabama 36117**
(Address of principal executive offices)

(334) 240-5000
(Registrant's telephone number)

**One Commerce Street
Montgomery, Alabama 36104**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

The Colonial BancGroup, Inc. ("BancGroup") is furnishing this Current Report on Form 8-K in connection with management's presentation at the Citigroup Financial Services Conference beginning on January 30, 2007. BancGroup's presentation materials are attached hereto and incorporated herein as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

The following exhibit is furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used by BancGroup's management at the Citigroup Financial Services Conference.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ SARAH H. MOORE

Sarah H. Moore
Senior Executive Vice President
and Chief Financial Officer

Date: January 30, 2007

Exhibit 99.1

Celebrating 25 Years

Colonial BancGroup℠

You'll like it here.™

Citigroup Financial Services Conference

January 30, 2007

Forward Looking Statements

Colonial BancGroup

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Overview

Colonial BancGroup

- $22.8 Billion in Assets with 305 Branches
- Top 30* U.S. Commercial Bank
- Proven Community Banking Philosophy with Regional Bank Management and Local Boards of Directors
- Top 5 Market Share in 83% of Deposit Franchise
- Consistent Earnings Per Share Growth – 5 year CAGR 10%
- *Forbes* Platinum 400 List of Best Large Companies in America

*Source: SNL Financial

In the Right Places

- 69%[1] of Colonial's Deposits are in three of the four fastest growing states in the U.S* - Florida, Georgia and Nevada

- Branches, Assets and Deposits by State at 12/31/06 are as follows:

305 Branches


AL
92
FL
166
GA
18
NV
15
TX
14

$22.8 Billion in Assets


AL
18%
GA
6%
TX
6%
NV
4%
Corp
10%
FL
56%

$16 Billion in Deposits


AL
24%
GA
5%
TX
4%
NV
5%
Corp
3%
FL
59%

[1]At 12/31/06
*Population change from 2000-2005
Source: US Census Bureau

Superior Projected Population Growth

Colonial BancGroup

2006 - 2011 Population Growth

Colonial BancGroup, Inc.	**11.92 %**
SunTrust Banks, Inc.	10.50
South Financial Group, Inc.	9.90
Compass Bancshares, Inc.	9.88
Synovus Financial Corp.	8.99
Wachovia Corporation	8.61
BB&T Corporation	7.94
Whitney Holding Corporation	7.38
Bank of America Corporation	6.79
Regions Financial Corporation	6.69
Trustmark Corporation	5.21
BancorpSouth, Inc.	4.80
First Horizon National Corporation	4.42
Fifth Third Bancorp	4.30
Median	**7.66 %**
Low	**4.30**
High	**11.92**

Source: SNL Financial.
Deposit data as of 6/30/06.
Population growth deposit weighted by county.

Florida Franchise

Colonial BancGroup

- **Florida, now the 4th most populous state in the U.S. with 18 million people, is projected to pass New York in total population by 2011***
- **5th largest commercial bank in Florida**
- **Florida at 12/31/06 and Pro Forma with Commercial[2]:**

	Branches		Assets		Deposits	
Colonial	166	54%	$12.8 B	56%	$9.4 B	59%
Colonial/Commercial	180	56%	$13.8 B	57%	$10.2 B	60%

- **Strong loan and deposit growth**
  - Loans grew 7%[1] from 12/31/05
  - Average organic deposit growth for 2006 was 13% over 2005
- **Aggressive De Novo Branching Strategy**
  - Plan to open 15-25 branches over the next two years

*Source: SNL Financial
[1]Excluding Mortgage Warehouse Lending
[2]On January 23, 2007, Colonial signed a definitive agreement to acquire Commercial Bankshares, Inc.

Deposit Market Share

(June 2006 FDIC balances)

Colonial BancGroup

	Florida	Rank #	% Change from 6/30/05
Wachovia	19.92%	1	-3.35%
B of A	19.08%	2	-7.75%
SunTrust	9.73%	3	-2.70%
Regions	5.07%	4	-2.50%
Colonial/Commercial [2]	**2.92%**	**5**	
Colonial	2.68%	5	10.74%
Commercial	0.24%	35	

[2]On January 23, 2007, Colonial signed a definitive agreement to acquire Commercial Bankshares, Inc.

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Florida Franchise and Current Population



CENTRAL FLORIDA
Assets = $3.4 Billion
Deposits = $3.1 Billion
60 Branches
MORTGAGE WHSE.
Assets = $2.5 Billion
Deposits = $489 Million
Atlantic Ocean
PANHANDLE
Assets = $381 Million
Deposits = $49 Million
2 Branches
Gulf of Mexico
FLORIDA WEST COAST
Assets = $3.1 Billion
Deposits = $2.8 Billion
56 Branches
SOUTH FLORIDA
Assets = $3.4 Billion
Deposits = $3.0 Billion
48 Branches
Current Population
2,500,000
500,000
100,000
Pensacola
Panama City
Tallahassee
FLORIDA
Jacksonville
UNITED STATES
Ormond Beach
Titusville
Orlando
Merritt Island
Clearwater
St. Petersburg
Sarasota
Charlotte
Fort Pierce
West Palm Beach
Boynton Beach
Boca Raton
Fort Lauderdale
Hollywood
Miami
Florida Keys
Freeport City
THE BAHAMAS

Current Branches — Planned Branches — Commercial Bank Branches

Retail Banking

Colonial BancGroup[SM]

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Retail Banking

Colonial BancGroup

2006 Key Initiatives:

- **Non-time Deposit Growth**
  Promote consumer checking and business banking products
- **Noninterest Income Growth**
  Target deposit service charges and lines of business revenues
- **Enhanced Consumer Services**
  Image functionality added to online banking services, Free Bill Pay
- **Business Banking**
  Increase in business banking checking openings and loan production
- **Strategic Marketing Plan**
  Improve mix and frequency of marketing channels

Results*:

- 22% increase in noninterest bearing checking accounts opened

- 10% growth in retail service charges
- 11% growth in mortgage fee income
- 7% growth in financial planning revenue

- 99.5% of customers converted to imaged statements
- Check images and customer statements available online
- "Paperless" option launch to online banking customers
- Online banking penetration increased from 38% of total DDAs to 45%

- 136% increase in business banking loan production
- 41% increase in business checking account production

- 12% lift in Free Checking accounts due to direct mail campaigns
- Targeted segmentation for Free Checking direct mail response rates increased over 300% with a 75% savings in average account acquisition cost**

*YTD 12/06 Compared to YTD 12/05
**Q306 Compared to Q106

Retail Banking

Colonial BancGroup

2007 Retail Growth Initiatives

NON-TIME DEPOSIT GROWTH → **10% INCREASE IN NONINTEREST BEARING CHECKING ACCOUNTS**

Key Initiatives:

- New Products
  - Remote Deposit Capture
  - Title Company Checking
  - Enhance Free Checking offering with bundled product approach and innovative rewards program
- Advanced Sales Culture
  - Quarterly campaigns focus on low-cost deposit growth
  - Additional emphasis of commercial and business banking compensation on low-cost deposits
  - Launching new corporate sales training program

NON-INTEREST INCOME GROWTH → **25% OF REVENUE FROM FEE-BASED SERVICES'**

Key Initiatives:

- Retail Service Charges
  - Focus on household checking account growth
  - Increase debit card penetration in consumer and business banking households
- Financial Planning
  - Aligned reporting structure with Treasury Management, Business Banking and Mortgage
  - Unified sales approach with Retail sales teams
  - Additional resources and lines of business restructure
- Mortgage Banking
  - Continue production shift to secondary markets
  - Expand production in growth markets

Colonial BancGroup

Adding Value to the Franchise

- Aligned our products/services, sales tracking and compensation plans with measurable results that deliver growth in low-cost deposits
- Continue positive momentum toward achieving 25% growth in revenue in fee-based services through:
  - Double-digit growth in consumer and business banking households
  - Shared synergies in sales approach between regional executives and line of business executives
- Unite the Colonial franchise in all markets under one consistent brand message, encompassing all lines of business, and maximizing the marketing and advertising investment across the diverse markets
- Continue to maximize strategic multi-channel marketing initiatives to expand cross-sell opportunities and increase products and services per household

Corporate Marketing

Colonial BancGroup[SM]

Brand Ads and Collateral


THERE'S THIS BANK
THAT ACTS LIKE
A DINER
COLONIAL BANK


THERE'S THIS BANK
THAT ACTS LIKE
A BAKERY
COLONIAL BANK


WESTOVER
THERE'S THIS BANK
THAT ACTS LIKE
A BARBER SHOP


THERE'S THIS BANK
THAT ACTS LIKE
A HARDWARE STORE


THERE'S THIS BANK
A FRONT PORCH

Corporate Marketing

Colonial BancGroup[SM]

E-Statement Campaign


"Honey, have you seen our bank statement?"
Do You Know Where Your Statement Is?
EXPERIENCE THE E-STATEMENT ADVANTAGE
No more searching for lost statements. No more shredding the old ones.
Secure Access • Anytime • Anywhere
Go paperless today!
For more information contact your Colonial Bank representative or visit us online at www.colonialbank.com.
COLONIAL BANK, N.A.
Member FDIC

Direct Mail


F_ee Checking
"R" CHANGES EVERYTHING
Colonial Free Checking
COLONIAL BANK
PAID
COLONIAL BANK


F_ee Checking
The Value of "R"
"R" is the most important letter in "Free." The "R" in Colonial Free Checking means you don't pay high fees or hidden costs to enjoy a great checking account.
PAID
COLONIAL BANK

Financial Highlights

Colonial BancGroup℠

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Consistent Earnings Per Share Growth

(diluted)

Colonial BancGroup

5 Year CAGR = 10%

2001 - 2006


$1.06
$1.26
$1.16
$1.31
$1.52
$1.72
19%
(8)%
13%
16%
13%
$0.40
$0.43
8%
2001
2002
2003
2004
2005
2006
4Q05
4Q06

Net Interest Income

($ in millions)



79%
3 Year CAGR = 15%
2003 - 2006
$422
$455
$495
$567
$709
$755
8%
9%
15%
25%
6%
$187
$184
2001
2002
2003
2004
2005
2006
4Q05
4Q06
Net Interest Margin
3.57%
3.55%
3.38%
3.52%
3.75%
3.71%
3.85%
3.53%

Average Deposits

($ in millions)



3 Year CAGR = 19%
2003 - 2006
87%
$8,433
$8,734
$9,419
$10,862
$13,988
$15,788
4%
8%
15%
29%
13%
13%¹
$15,244
$15,899
$15,939
5%
9%¹
2001
2002
2003
2004
2005
2006
4Q05
3Q06
4Q06

[1]Excluding acquisitions, sale of branches, and brokered deposits

Noninterest Income

($ in millions)

	4Q06	3Q06	4Q05	% Change 3Q06	% Change 4Q05	% Change 2006 v. 2005
Service charges on deposit accounts	$ 18.9	$ 16.6	$ 14.5	14%	30%	12%
Electronic banking	4.4	4.5	4.0	-2%	10%	12%
Other retail banking fees	3.5	3.6	3.3	-3%	6%	3%
Retail Banking Fees	26.8	24.7	21.8	9%	23%	10%
Financial planning services	3.3	3.9	2.6	-15%	27%	7%
Mortgage banking	3.7	3.2	2.8	16%	32%	11%
Mortgage warehouse fees	6.9	6.1	6.8	13%	1%	57%
Bank-owned life insurance	3.8	4.2	3.5	-10%	9%	14%
Goldleaf income	-	-	2.7	nm	nm	nm
Net cash settlement of swap derivatives	-	-	1.5	nm	nm	nm
Other income	4.9	3.7	1.9	32%	158%	23%
Core Noninterest Income	49.4	45.8	43.6	8%	13%	3%
Securities and derivatives gains (losses), net	0.4	0.2	(20.0)			
Change in fair value of derivatives	-	-	(6.7)			
Gain on sale of branches and other	-	-	27.4			
Total Noninterest Income	$ 49.8	$ 46.0	$ 44.3	8%	12%	8%
Annualized Noninterest Income to Average Assets (1)	0.86%	0.80%	0.82%			
Noninterest Income to Total Revenue (1)	21.1%	19.4%	18.9%			

(1) Core noninterest income was used in the calculation
nm – not meaningful

Noninterest Expense

($ in millions)

Colonial BancGroup

	4Q06	3Q06	4Q05	% Change 3Q06	% Change 4Q05	% Change 2006 v. 2005
Salaries and employee benefits	$ 67.8	$ 72.5	$ 66.6	-6%	2%	7%
Occupancy expense of bank premises, net	18.2	17.2	17.4	6%	5%	7%
Furniture and equipment expense	13.0	12.3	11.8	6%	10%	11%
Professional services	5.4	4.3	6.9	26%	-22%	-14%
Amortization of intangibles	3.1	3.1	3.1	-	-	6%
Advertising	2.5	2.3	3.7	9%	-32%	-11%
Communications	2.9	2.8	2.6	4%	12%	5%
Electronic banking expense	1.7	1.6	1.4	6%	21%	3%
Merger related expenses	-	-	0.4	nm	nm	nm
Operating supplies	1.2	1.2	1.6	-	-25%	-5%
Other expense and losses on early ext. of debt	14.7	14.7	17.0	-	-14%	-20%
Total Noninterest Expense	$ 130.5	$ 132.0	$ 132.5	-1%	-1%	1%
Efficiency Ratio (1)	55.73%	55.77%	57.48%			
Annualized Noninterest Expense to Average Assets	2.30%	2.33%	2.51%			

(1) Core noninterest income was used in the calculation, see components of core noninterest income on Noninterest Income slide

nm – not meaningful

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Financial Summary

- Record Earnings Per Share of $1.72, up 13% over 2005
- Strong Earnings Per Share of $0.43 for the fourth quarter, up 8% over 2005
- Record Net Income of $266 million for 2006, up 16% over 2005
- Excellent Credit Quality
- Net Interest Income increased 6% over 2005
- Strong Organic Average Deposit Growth of 13%[1] over 2005
- Solid Period End Loan Growth of 5%[2] over 2005
- Noninterest Income increased 8% over 2005
- Excellent cost control – Noninterest Expenses up less than 1% over 2005

[1]Excluding acquisitions, sale of branches and brokered deposits
[2]Excluding Mortgage Warehouse Lending

Credit

Colonial BancGroup℠

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Excellent Credit Quality

Colonial BancGroup

- **Nonperforming Assets Ratio continues to be low at 0.16% as of 12/31/06**
  - Nonperforming Assets were $25 million at 12/31/06 down $6.8 million, or 21%, from 12/31/05

- **Net Charge-Off Ratio was 0.12% of average loans for the year and the 4th quarter of 2006**

- **Allowance for loan losses was 1.13% of total loans**

NPAs Consistently Below Industry

(as originally reported)

Colonial BancGroup



4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
All FDIC Insured Commercial Banks
Colonial BancGroup
RECORD LOW FOR YEAR END
16 bps
1.17%
1.25%
0.85%
0.78%
0.84%
0.71%
0.60%
0.55%
0.54%
0.64%
0.78%
0.65%
0.29%
0.21%
0.16%
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

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Net Charge-Offs/Average Loans

(as originally reported)



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
All FDIC Insured Commercial Banks
Southern Regionals*
Colonial BancGroup
0.49%
0.47%
0.33%
0.09%
0.13%
0.18%
0.23%
0.26%
0.21%
0.21%
0.28%
0.29%
0.31%
0.19%
0.14%
0.12%
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

*Source: KBW

Why Invest in Colonial BancGroup?

Colonial BancGroup

- **In the Right Locations for Continued Success**
- **Conservative Lending Philosophy**
  - Excellent net charge-off history
- **Opportunity to Improve**
  - Our goal is to have 25% of our revenue from fee based services
- **Experienced and Strong Management Team**
  - Delivered strong shareholder returns

	Total	Annualized
1 Year	11%	11%
2 Year	28%	13%
3 Year	62%	17%
5 Year	115%	17%

- **17 Years of Increased Dividends: $0.75* for 2007, a 10% increase over 2006**

*Estimated

Solid Dividend Growth

Colonial BancGroup

17 YEARS OF INCREASED DIVIDENDS



$.15
$.16
$.17
$.18
$.20
$.22
$.27
$.30
$.34
$.38
$.44
$.48
$.52
$.56
$.58
$.61
$.68
$.75*
10%
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

*Estimated

Supplemental Information

Colonial BancGroup℠

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Summary Income Statement

Colonial BancGroup

($ in millions)

	4Q06	3Q06	4Q05	% Change 3Q06	% Change 4Q05	% Change 2006 v. 2005
Net interest income	$ 184.5	$ 190.6	$ 186.6	-3%	-1%	6%
Core noninterest income	49.4	45.8	43.6	8%	13%	3%
Total revenue	233.9	236.4	230.2	-1%	2%	6%
Provision for loan losses	3.4	1.5	5.9	127%	-42%	-17%
Securities and derivatives gains (losses), net	0.4	0.2	(20.0)	nm	nm	nm
Change in fair value of derivatives	-	-	(6.7)	nm	nm	nm
Gain on sale of branches and other	-	-	27.4	nm	nm	nm
Noninterest expense and loss on early ext. of debt	130.5	132.0	132.5	-1%	-1%	1%
Pretax income	100.4	103.1	92.5	-3%	9%	17%
Income tax expense	34.1	35.1	31.0	-3%	10%	19%
Net income	$ 66.3	$ 68.0	$ 61.5	-3%	8%	16%
Earnings per share - diluted	$ 0.43	$ 0.44	$ 0.40	-2%	8%	13%
Weighted average shares outstanding - diluted	153.6	155.0	155.6	-1%	-1%	3%

nm – not meaningful

Average Balance Sheet

($ in millions)

Colonial BancGroup

	2006	2005	% Change
Earning Assets	**$ 20,410**	**$ 18,944**	**8%**
Loans, excluding MWL	**14,992**	**13,411**	**12%**
MWL Assets (1)	**2,277**	**2,002**	**14%**
MWL Managed Assets (2)	3,958	2,860	38%
Securities	3,014	3,401	-11%
Total Assets	22,238	20,682	8%
Assets Under Management	**23,919**	**21,540**	**11%**
Total Deposits	**15,788**	**13,988**	**13%**
Noninterest Bearing Deposits	2,969	2,961	-
Interest Bearing Transaction Accounts	6,111	5,583	9%
Time Deposits	6,708	5,444	23%
Shareholders' Equity	**1,993**	**1,779**	**12%**

(1) Includes loans, loans held for sale and securities purchased under agreements to resell
(2) Includes MWL assets and assets securitized

Loan Portfolio Distribution

(as of Dec. 31, 2006)

Colonial BancGroup



Consumer and Other 3%
Commercial 7%
MWL 2%
CRE 28%
Residential RE 19%
RE Construction 41%

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CRE Loan Portfolio Distribution

(as of Dec. 31, 2006)

Colonial BancGroup



Industrial 2%
Farm 2%
Recreation 1%
Church/School 5%
Lodging 7%
Healthcare 7%
Other 7%
Multi-Family 8%
Warehouse 14%
Office 22%
Retail 25%

- 28% Owner Occupied
- Average loan size = $646 thousand
- Characteristics of 75 largest loans:
  - Total $737 million and represent 17.2% of CRE portfolio
  - Average loan to value ratio is 67.4%
  - Average debt coverage ratio = 1.41x

Construction Loan Portfolio Distribution

(as of Dec. 31, 2006)



Multi-Family
3%
Office
4%
Warehouse
2%
Other
4%
Retail
6%
Residential
Development and
Lots
28%
Commercial
Development
6%
Condominium
7%
Residential Home
Construction
16%
Land Only
24%

- Average loan size = $829 thousand
- Characteristics of 75 largest loans:
  - Total $1.3 billion and represent 20.8% of construction portfolio
  - Average loan to value ratio is 62.9%